July 22, 2008

Via Courier and EDGAR

Kevin Woody, Branch Chief

Jennifer Monick, Staff Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	KBS Real Estate Investment Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 15, 2008
File No. 000-52606

Dear Mr. Woody and Ms. Monick:

We are writing this letter in response to the comment letter from Kevin Woody, Branch Chief, dated July 8, 2008, regarding the Company’s Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to the comments.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Commitments and Contingencies, page 40

1. Please tell us why you have not disclosed the cash requirements for interest related to your long-term debt obligations. Please refer to footnote 46 in our Release 33-8350.

In its Form 10-K and Form 10-Q, the Company included information with respect to historical interest expense related to its debt obligations in a footnote to the contractual obligations table. In addition, the Company included a table detailing its outstanding debt obligations, including the effective interest rate of such debt and the maturity of the debt. In addition to this information, in the contractual obligations table in its future periodic reports, the Company will include a specific line item for interest payments on outstanding debt obligations, disclosing projected interest expense over the next five years based on outstanding principal amounts and effective interest rates as of the last day of the quarter.

Financial Statements

Notes to Consolidated Financial Statements

3. Real Estate

Real Estate Acquisitions During the Year Ended December 31, 2007, page F-20

2. Please tell us how you have complied with paragraphs 51e and 52a of SFAS 141.

With respect to paragraph 51e, the Company discloses the significant information related to the major assets and liabilities of the real estate acquisitions completed during the period under Note 3, “Real Estate” and Note 11, “Notes Payable” in the notes to the financial statements in the Company’s Form 10-K. (Notes 3 and 9, respectively, in the Company’s Form 10-Q). The Company’s Form 10-K also includes Schedule III – Real Estate Assets and Accumulated Depreciation and Amortization, which provides detailed information by property with respect to cost and encumbrances.

With respect to paragraph 52a, the Company discloses significant intangible assets associated with all real estate acquisitions on a consolidated basis under Note 4, “Tenant Origination and Absorption Costs, Above-Market Lease Assets, and Below-Market Lease Liabilities” in the notes to the financial statements in the Company’s Form 10-K and Form 10-Q.

Exhibits 31.1 and 31.2

3. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the phrase “an annual report” with “this report” in paragraph 4(d) and you have deleted the language “(or persons performing the equivalent functions)” from paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

We will revise the certifications in all future filings to conform exactly to the content required under Exchange Act Rules 13a-14(a) and 15d-14(a).

Form 10-Q for the quarterly period ended March 31, 2008

Exhibits 31.1 and 31.2

4. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

We will revise the certifications in all future filings to conform exactly to the content required under Exchange Act Rules 13a-14(a) and 15d-14(a).

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 417-6560.

Sincerely,

/s/ Stacie K. Yamane
Stacie K. Yamane Chief Financial Officer